FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Strecker, Larry M.	2. Date of Event Requiring Statement Month/Day/Year 03/10/03	4. Issuer Name and Ticker or Trading Symbol PSS
(Last) (First) (Middle) Payless ShoeSource, Inc. 3231 SE Sixth Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer Other (give title below) (specify below) Senior Vice President	6. If Amendment, Date of Original (Month/Day/Year) 12/20/01
(Street) Topeka, KS 66607			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	2,800(1)	D
Common Stock	118(2)	D
Common Stock	3,580(3)	I	Revocable Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Options	5/14/97(4)	5/14/07	Common Stock	11,875	$45.50	D
Employee Stock Options	3/10/00(5)	3/10/10	Common Stock	14,625	$48.0625	D

Explanation of Responses:

(1) Restricted shares awarded under the Company's 1996 Stock Incentive Plan.
(2) Shares purchased under the Company's Stock Ownership Plan - approximately 118.
(3) The reporting person holds 3,580 shares of PSS Common Stock in a revocable trust for which he is a trustee.
(4) Grant of option on 11,875 shares of common stock under the Payless ShoeSource, Inc. 1996 Stock Incentive Plan (the "Plan"), which plan provides for tax withholding rights, in a transactin exempt under Rule 16b-3. The opention vests on May 14, 2003, subject to accelerated vesting if the market price of the Company's Common Stock reaches specified levels.
(5) Remaining grant of option on 19,500 shares of common stock under the Plan which provides for tax withholding rights, in a transaction exempt under Rule 16b-3. The options vests in four equal installments beginning 3/10/01.

By: /s/ Larry M. Strecker Larry M. Strecker **Signature of Reporting Person	3/10/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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